May 13, 2008

Mail Stop 6010

Keith L. Barnes
Chairman, Chief Executive Officer and President
Verigy Ltd.
No. 1 Yishun Ave. 7
Singapore 768923

> **Re:** **Verigy Ltd.**
> **Annual Report on Form 10-K**
> **Filed December 21, 2007**
> **File No. 000-52038**

Dear Mr. Barnes:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business

Advanced, innovative test technology, page 8

1.   We note that your test processors utilize high performance application-specific integrated circuits and that those ASICs are material to the design and functionality of your testing systems. In your future filings, please clarify who designs, owns the intellectual property rights to, and manufactures the ASICs that are material to your products.

Item 7. Management's Discussion and Analysis of Financial Condition . . ., page 37

2.   We note that you derive a significant portion of your revenues from sales to the memory market. We also note that your revenues from that market have declined

since the second half of your 2007 fiscal year, and it appears from your fourth and first quarter earnings conference calls that management has anticipated and continues to anticipate weakness in the memory market. In your future filings, as applicable, please address any known trends and uncertainties that have had or that you reasonably expect will have a material impact on your operating results in Management's Discussion and Analysis. Refer to Item 303(a)(3)(ii) of Regulation S-K. In your future filings, as applicable, please also expand the "Overview of Results" section of Management's Discussion and Analysis to provide a more specific discussion of current material business challenges, opportunities and risks, such as those presented by known material trends and uncertainties, on which management is most focused, and the actions they are taking in response to them. In this regard, we note your disclosure on page 38 regarding the general cyclical nature of the semiconductor industry, which appears to be essentially the same as the disclosure in each quarterly and annual report you have filed since becoming a reporting company. Please see Interpretative Release No. 33-8350, available on our Web site at http://www.sec.gov/rules/interp/33-8350.htm, for guidance on the content and purpose of an executive summary.

Quarterly Report on Form 10-Q for the period ended January 31, 2008

Item 2. Management's Discussion and Analysis of Financial Condition . . ., page 19

3.   As a related matter, in your future filings, as appropriate, please describe the causes for changes in the line items of your financial statements. We note your disclosure on page 23 that your consolidated net revenues were decreased by "lower revenues from sales of [your] memory test systems," which does not appear to adequately describe the underlying reasons for the change.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3635 with any questions.

Sincerely,

Tim Buchmiller
Senior Attorney

cc (via fax): Kenneth Siegel, Esq., Vice President and General Counsel